Sharon A. Virag, CPA Vice President, Controller and Chief Accounting Officer Virags@aetna.com tel: 860-273-7231 fax: 860-273-8989 151 Farmington Avenue, RT21 Hartford, CT 06156
July 23, 2015

VIA EDGAR CORRESP

Ms. Cecilia Blye
Chief
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aetna Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 27, 2015
File No. 1-16095

Dear Ms. Blye:

Aetna Inc. is in receipt of the letter from the Securities and Exchange Commission (the “Commission”) to Aetna Inc. dated July 9, 2015, referenced above (references in this letter and enclosure to the terms “we,” “our,” or “us” refer to Aetna Inc. and its subsidiaries, including the InterGlobal Group since its acquisition). With respect to the Staff’s comments, enclosed herewith please find Aetna Inc.’s response. For ease of reference, the Staff’s comments have been reprinted in the enclosure to this letter immediately prior to Aetna Inc.’s response.

In connection with this response, Aetna Inc. acknowledges that:

•	Aetna Inc. is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to Aetna Inc.’s disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to its filings with the Commission; and

•	Aetna Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 860-273-7231 if you or other members of the Staff have questions regarding Aetna Inc.’s response.

Sincerely,

/s/ Sharon A. Virag
Sharon A. Virag

Enclosure

Enclosure - Response to the Staff’s comments to Aetna contained in the letter dated July 9, 2015
Staff Comments Reprinted in Italic Text - Aetna Response Follows

General

1.
You state on page 3 that in April 2014, you acquired the InterGlobal Group. On its website, the InterGlobal Group lists Sudan and Syria as countries included in the areas covered by its medical insurance policies. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, if any, whether through direct or indirect arrangements. You should describe any products, technology and services you have provided to Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Our Response:

We are strongly committed to compliance with U.S. and other applicable economic sanctions laws and regulations, including those in effect against Sudan and Syria (the “Specified Countries”), and utilize an extensive global compliance program. We have a Code of Conduct (the “Code”), which applies to all our employees, wherever they are located or doing business. The Code sets forth our enterprise-wide policy and requires all employees to comply with all applicable laws and regulations, including the U.S. Treasury Department’s Office of Foreign Assets Control’s (“OFAC’s”) Country Sanctions. All our vendors involved in administering our health care policies and all of our employees are required annually to (i) complete online Code training and (ii) acknowledge their review and understanding of, and agreement to comply with, the Code. We also use internal systems, processes and controls to address economic sanctions compliance (including, without limitation, screening, training and other risk mitigation activities). Among other things, we screen our insureds (i.e., individual policyholders, employees of employer group customers and their respective dependents) and customers on a daily basis to confirm that none is on OFAC’s specially designated nationals and blocked persons list (collectively, “SDNs”) or otherwise subject to applicable economic sanctions. We also perform daily systematic pre-payment screening in our international business to confirm that no payment is made in violation of any applicable economic sanctions.

We do not have, have never had, and do not anticipate establishing, any office, physical presence, operations or employees in either of the Specified Countries. We have not provided, and do not anticipate providing, any goods or technology to either of the Specified Countries. We have never entered into, and do not anticipate entering into, any agreements or arrangements with the government of either Specified Country, or as far as we are aware any entity controlled by the government of either Specified Country. Furthermore, we are unaware of any direct or indirect contacts during the period from January 1, 2012 through June 30, 2015 (the “Review Period”) with the government of either Specified Country, or any entity controlled by the government of either Specified Country. We do not anticipate establishing any such direct or indirect contacts.

During the Review Period, Aetna Inc. and its subsidiaries other than the InterGlobal Group (collectively, “Aetna”) has had sanctions-compliant contacts with (i) nationals of the Specified Countries who are not SDNs and who are not located in the Specified Countries, and (ii) individuals located in the Specified Countries who are covered under contracts issued to employers domiciled outside the Specified Countries. Since April 22, 2014, the date that Aetna acquired the InterGlobal Group (“InterGlobal”), InterGlobal has had contacts with the Specified Countries that are not subject to applicable economic sanctions because InterGlobal is not a U.S. person for the purposes of the applicable economic sanctions (a “U.S. person”) and its activities involved no U.S. exports or re-exports. These contacts and related services are described in greater detail below.

For purposes of reference, under the most expansive view of revenues relating to the Specified Countries, Aetna Inc.’s aggregate consolidated total revenue from the Specified Countries was less than $500,000 during the Review Period, or less than 0.0003% of Aetna Inc.’s aggregate consolidated total revenue during the Review Period.

Aetna (excluding InterGlobal)

Contacts with Nationals of the Specified Countries Outside of the Specified Countries
Aetna offers medical and complementary health benefit plans to employers and individuals around the world. In some cases, Aetna’s insurance policies and benefits are made available (whether through an employer group policy or through a direct individual policy) to nationals of the Specified Countries who are not SDNs and who are working or living outside of their home countries.

Contacts with Individuals in the Specified Countries
Unless there is an applicable OFAC license permitting it to do so, Aetna does not enter into agreements with employers domiciled in, or individuals resident in, a Specified Country. In some cases, however, Aetna enters into agreements with employers domiciled, or individuals resident, in a non-sanctioned country where such agreements cover, and make benefits available to, insureds located in the Specified Countries (for example, employees of international companies on expatriate assignments in the Specified Countries). Similarly, Aetna may issue an individual policy to an individual located in a non-sanctioned country whose dependents reside in a Specified Country. Importantly, unless there is an applicable OFAC license covering activity in the Specified Countries, all such agreements explicitly specify that the policy does not cover any health care or medical services performed or provided in any sanctioned country, including the Specified Countries. If an insured person wishes to obtain medical care that is covered by the relevant policy, he or she must be treated in a non-sanctioned country. Reimbursement for, and correspondence related to, any services or benefits obtained outside of a Specified Country is sent to bank accounts and addresses located only in non-sanctioned countries. For the avoidance of doubt, under no circumstances does Aetna provide services to any person identified in Aetna’s screening process as a SDN. Unless there is an applicable OFAC license permitting it to do so, under no circumstances does Aetna:

•	provide, pay for, or provide reimbursement for, goods or services provided in a Specified Country;

•	enter into agreements with employers or individuals (regardless of nationality) domiciled or resident in a Specified Country; or

•	send funds or correspondence to a Specified Country.

Contacts with Specified Countries under OFAC Licenses
Where there is an applicable OFAC license, Aetna enters into agreements with customers to cover health care or medical services performed or provided in the Specified Countries. For example, Aetna has agreements with a limited number of certain kinds of customers to provide services relating to the Specified Countries pursuant to general licenses or other authorizations in or issued under 31 C.F.R. Part 538. Aetna also has agreements with a limited number of customers to provide services relating to the Specified Countries pursuant to specific OFAC licenses.

Aetna expects to continue to have only such limited contacts with the Specified Countries as are consistent with the approach described above (the “Aetna Policy”) and all applicable economic sanctions.

InterGlobal

Aetna acquired InterGlobal, which has its headquarters in the United Kingdom (“U.K.”), on April 22, 2014 (the “Acquisition Date”). At the Acquisition Date, InterGlobal had 60 insureds residing in the Specified Countries. On and immediately following the Acquisition Date, the legal entities within the InterGlobal Group operated as independent foreign subsidiaries without any U.S. person involvement in their operations, and thus were not subject to OFAC economic sanctions regulations applicable to the Specified Countries. Nonetheless, in anticipation of integrating its operations with Aetna’s international business and as a matter of Aetna policy, InterGlobal has been winding down its contacts with the Specified Countries, as described below (the “Winding Down Process”). The Winding Down Process is substantially complete, subject to post-termination reconciliation of pre-termination matters. After the completion of the Winding Down Process, InterGlobal will not have any contacts with the Specified Countries other than limited contacts that are consistent with the Aetna Policy and all applicable economic sanctions.

The effects of the Winding Down Process are demonstrated by the table below, which shows the number of insured persons resident in a Specified Country who are covered by an InterGlobal policy (whether a group policy with a contract situs in a non-sanctioned country or an individual policy) that provided coverage for medical services rendered in a Specified Country as of the Acquisition Date and as of the date of this letter, respectively:

	Insureds Covered Under Individual Policies		Insureds Covered Under Group Policies		Total Insureds
	as of Acquisition Date	as of Letter Date	as of Acquisition Date	as of Letter Date	as of Acquisition Date	as of Letter Date
Sudan	1	0	50	0	51	0
Syria	3	0	6	0	9	0
Total	4	0	56	0	60	0

Sudan
As of the Acquisition Date, InterGlobal Insurance Company Limited, a member of the InterGlobal Group domiciled in the U.K. and now known as Aetna Insurance Company Limited (“IICL”), had direct payment contracts with approximately 30 doctors, hospitals or other providers of health care services (“providers”) located in Sudan. InterGlobal has since terminated all of those agreements. From the Acquisition Date through December 31, 2014, InterGlobal paid approximately $152,000 for health care or medical services performed or provided in Sudan. During the first six months of 2015, InterGlobal paid approximately $1,500 for health care or medical services performed or provided in Sudan. The last of those payments was made on February 24, 2015, to settle outstanding obligations to these providers. At the date of this letter, InterGlobal does not have, and does not anticipate entering into, any agreements with providers in Sudan, and InterGlobal will not make any future payments to providers in Sudan.

As of the Acquisition Date, IICL had two employer group customers domiciled in non-sanctioned countries that had a total of 50 insureds in Sudan. As of the Acquisition Date, IICL also had one individual policy in Sudan that covered one insured. The policyholder located in Sudan was not as far as InterGlobal is aware connected with the Sudanese government, and none of these insureds was a SDN. As part of the Winding Down Process, InterGlobal informed these customers that it would no longer provide coverage for health care or medical services performed or provided in either Specified Country and amended its insurance policies to exclude coverage in those countries. The individual insured’s insurance policy was terminated with an effective date of December 29, 2014. One of the employer group customers terminated its agreement with IICL with an effective date of July 31, 2014. The other employer group customer accepted the revised policy terms effective June 1, 2015 (including elimination of coverage of all insureds who are resident in either Specified Country) and elected to continue the policy with respect to its employees located outside the Specified Countries.

To date, these policies have been serviced exclusively through independent, non-U.S. entities and by non-U.S. persons. Going forward, the remaining employer group policy will be serviced in accordance with the Aetna Policy and all applicable economic sanctions.

As a result of the foregoing, InterGlobal currently does not have (i) any customers domiciled or insureds resident in Sudan or (ii) any insureds who have coverage for health care or medical services performed or provided in Sudan.

Syria
As of the Acquisition Date, InterGlobal did not have any agreements with providers in Syria. At the date of this letter, InterGlobal does not have, and does not anticipate entering into, any agreements with providers in Syria.

As of the Acquisition Date, IICL had two employer group customers domiciled in non-sanctioned countries that had a total of six insureds in Syria. As of the Acquisition Date, IICL also had two individual policies in Syria that covered a total of three insureds. None of these policyholders located in Syria was as far as InterGlobal is aware connected with the Syrian government, and none of these insureds was a SDN. As part of the Winding Down

Process, InterGlobal informed these customers that it would no longer provide coverage for health care or medical services performed or provided in either Specified Country. Coverage of the employer group customers’ insureds located in Syria was terminated with an effective date of March 31, 2015. Coverage of the insureds under the individual policies was terminated, with the last termination having an effective date of February 9, 2015. These policies were serviced exclusively through independent, non-U.S. entities and by non-U.S. persons. InterGlobal did not make any payments with respect to its Syrian insureds (whether in regard to services rendered in Syria or outside of Syria) from the Acquisition Date through June 30, 2015.

As a result of the foregoing, InterGlobal currently does not have (i) any customers domiciled or insureds resident in Syria or (ii) any insureds who have coverage for health care or medical services performed or provided in Syria.

Website
Knowledge of the location of its insureds is an important part of managing InterGlobal’s business. As indicated in the Staff’s letter, InterGlobal’s legacy website listed the Specified Countries as countries included in the areas covered by its medical insurance policies. If a prospective customer had at any time after the Acquisition Date selected a Specified Country in a request for coverage, whether through InterGlobal’s website or otherwise, the request would have been identified by InterGlobal’s underwriting control processes for new business and the prospective customer or their representative would have been informed that InterGlobal does not offer coverage in the relevant Specified Country. Please note that InterGlobal’s legacy website was replaced by Aetna International’s website on July 2, 2015. The current website automatically informs prospective customers who request coverage in either of the Specified Countries that insurance coverage is not available for that country.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Our Response:

In assessing the materiality of its contacts with the Specified Countries, both individually and in the aggregate, Aetna Inc. has considered both quantitative and qualitative factors.

In quantitative terms, Aetna (excluding InterGlobal) had $2,000 of revenues from contracts with customers domiciled or resident in either of the Specified Countries during 2012 and no such revenue during any other period during the Review Period. InterGlobal’s revenues from contracts with customers domiciled or resident in Sudan were limited to $9,000 from the Acquisition Date through December 31, 2014 and $5,000 during the first half of 2015. InterGlobal’s revenues from contracts with customers domiciled or resident in Syria were limited to $9,000 from the Acquisition Date through December 31, 2014 and $7,000 during the first half of 2015. In the aggregate, these revenues represent less than 0.0001% of Aetna Inc.’s consolidated health care premiums and less than 0.0001% of Aetna Inc.’s consolidated total revenue in each period.

If the relevant portion of the revenue derived from insurance policies issued to employer customers domiciled outside the Specified Countries that cover insureds located in the Specified Countries were included, then the relevant revenues for Aetna (excluding InterGlobal) during the Review Period and for InterGlobal (from the Acquisition Date through June 30, 2015) would have been as follows:

(U.S. dollars in thousands)	2012	2013	2014	Acquisition Date through 12/31/14	1/1/2015 through 6/30/2015
Aetna (excl. InterGlobal)
Sudan	$49	$59	$62	n/a	$29
Syria	$49	$29	$6	n/a	$3
InterGlobal
Sudan	n/a	n/a	n/a	$74	$41
Syria	n/a	n/a	n/a	$17	$7
			2014 Total:
Total:	$98	$88	$159		$80
Aggregate Review Period Total:					$425

In the aggregate, these totals represented less than 0.0003% of Aetna Inc.’s consolidated health care premiums and less than 0.0003% of Aetna Inc.’s consolidated total revenue in each period.

During the Review Period: (a) neither Aetna Inc. nor any of its subsidiaries (including InterGlobal from the Acquisition Date) had any assets in either of the Specified Countries, other than de minimis premiums receivable and deferred acquisition costs that did not exceed $6,000 at December 31, 2012, 2013 or 2014, or at June 30, 2015; and (b) neither Aetna Inc. nor any of its subsidiaries (including InterGlobal from the Acquisition Date) had any liabilities in either of the Specified Countries, other than de minimis unearned premiums and health care costs payable that did not exceed $9,000 at December 31, 2012, 2013 or 2014, or at June 30, 2015.

Based on the immaterial amounts of revenue and related assets and liabilities generated by Aetna Inc.’s and its subsidiaries’ (including InterGlobal after the Acquisition Date) contacts with the Specified Countries, these contacts have made no material contribution to Aetna Inc.’s financial condition or results of operations. These contacts also are not expected to have any material impact on Aetna Inc.’s financial condition or results of operations in subsequent periods.

In light of the de minimis size and nature of these contacts, such contacts do not constitute a material investment risk for Aetna Inc.’s securityholders. Aetna Inc.’s assessment of qualitative factors included consideration of the potential impact of Aetna Inc.’s and its subsidiaries’ (including InterGlobal from the Acquisition Date) corporate activities upon its reputation and the value of Aetna Inc.’s common shares in light of the fact that Aetna Inc.’s and its subsidiaries’ (including InterGlobal from the Acquisition Date) actions have been in accordance with applicable economic sanctions. Aetna Inc. does not believe that any of its past or current contacts with the Specified Countries would be qualitatively material to a reasonable investor making an investment decision about Aetna Inc.’s common shares.